UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 1)

Reeves Telecom Limited Partnership

(Name of Subject Company)

Reeves Telecom Limited Partnership

(Name(s) of Person(s) Filing Statement)

Limited Partnership Units

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Davis P. Stowell, President
Grace Property Management, Inc.
55 Brookville Road, Glen Head, NY 11545
(516) 686-2201

(Name, address (including zip code) and telephone number (including area code)
of person(s) authorized to receive notices and communications on behalf of the person(s) filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) filed by Reeves Telecom Limited Partnership (the “Partnership”) with the Securities and Exchange Commission (the “Commission”) on May 19, 2006 (as amended, the “Statement”) relating to the unsolicited tender offer made on April 26, 2006 by MPF-NY 2005, LLC; SCM Special Fund, LLC; MPF Flagship Fund 10, LLC; and MPF DEWAAY Premier Fund 3, LLC (collectively, the “Offerors”) to purchase all 1,811,562 Units of the Partnership at a purchase price equal to $0.50 per Unit, less the amount of any distributions declared or made with respect to the Units between April 26, 2006 and May 26, 2006, or such other date to which the Offer may be extended, in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated April 26, 2006 and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “Offer”) included as exhibits to a Schedule TO filed by the Offerors with the Commission on April 26, 2006.

Except as specifically provided herein, this Amendment does not modify any information previously reported on the Schedule 14D-9.

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 7 is amended in its entirety to read as follows:

The partnership's general partner and /or one or more affiliates of the Partnership and /or the general partner are considering possible actions that it or they may undertake involving the Units. Such possible actions include, among others, a sale or transfer of a material amount of assets of the Partnership, a material change in the present distribution policy, and a tender offer by the Partnership, GPM, and/or one or more of their affiliates. The Partnership, GPM, and/or one or more of their affiliates, as appropriate, will make the required disclosures in appropriate filings with the SEC regarding any such particular action or plans therefor.

On May 26, 2006, GPM, the general partner of the Partnership, announced that it was in discussions with a development group for the sale of approximately 180 acres, or 22% of the Partnership's remaining land in Boiling Spring Lakes, North Carolina, for total considiration of $6 million. These discussions are on-going and there can be no assurance that they will be successfully concluded or that if concluded that they will be on the terms described herein. A copy of this press release is furnished herewith as Exhibit B and is incorporated herein by reference.

ITEM 9. EXHIBITS

Item 9 is amended and supplemented by adding thereto:

Exhibit B. Press release by the Partnership dated May 26, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2006
REEVES TELECOM LIMITED PARTNERSHIP

By:      Grace Property Management, Inc.
General Partner

By:      /S/ DAVIS P. STOWELL

Davis P. Stowell
President